Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Terms No. 99
dated August 28, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – September 22, 2006

11% SPARQS due October 20, 2007
Mandatorily Exchangeable for Shares of Common Stock of
Tellabs, Inc.
Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
(“SPARQS®”)

Issue Price	:	$11.00 per SPARQS

Exchange Ratio	:	1.0 share of Tellabs Stock per SPARQS

Yield to Call	:	24%

Interest Rate	:	11% per annum

Interest Payment Dates	:	January 20, 2007, April 20, 2007, July 20, 2007 and the Maturity Date

Aggregate Principal Amount	:	$41,500,019

Pricing Date	:	September 22, 2006

Original Issue Date (Settlement Date)	:	September 29, 2006

Listing	:	AMEX

Exchange Symbol	:	TSX

CUSIP	:	61747S637

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commissions	:	$0.1788 per SPARQS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Preliminary Terms No. 99 dated August 28, 2006
Prospectus Supplement for SPARQS dated January 25, 2006
Prospectus dated January 25, 2006